OEM LICENSE AGREEMENT

This OEM License Agreement (this “Agreement”) is entered into as of this 1st day of March, 2006 (“Effective Date”) by and between Moreover Technologies, Inc., a Delaware corporation, with offices at 330 Pine Street, San Francisco, California 94104 (“Moreover”) and Vocus, Inc., a Delaware corporation, with offices at 4296 Forbes Boulevard, Lanham, Maryland 20706 (“OEM”).

WHEREAS, Moreover and OEM entered into that certain Reseller Agreement, dated July 30, 2004 and that certain Development and Support License Agreement, dated July 30, 2004 (collectively the “Existing Agreements”), whereby, among other things, Moreover appointed OEM as its reseller of the Moreover Links (as defined herein) via the CI-Metabase in accordance with the terms and conditions contained therein;

WHEREAS, Moreover and OEM hereby desire to enter into this Agreement whereby, among other things, OEM shall acquire from Moreover the right to distribute the Moreover Links, only bundled with certain OEM products, to any of its customers acquired after the Launch Date on the terms and conditions set forth herein;

NOW, THEREFORE, the parties agree:

1.	Definitions.

1.1.	“Bundled Product” shall mean an OEM Product, as combined and integrated with the entire CI-Metabase and CI-Metabase Blogs or any portion thereof.

1.2.	“CI-Metabase” shall mean a collection of Moreover Links and Metadata associated with a set of online source sites, primarily consisting of news and press release content, rendered in an XML format and to which Moreover links.

1.3.	“CI-Metabase Blogs” shall mean a collection of Moreover Links and Metadata associated with a set of online source sites, primarily consisting of web log content, rendered in an XML format and to which Moreover links.

1.4.	“Confidential Information” shall have the meaning specified therefore in Section 9.1 below.

1.5.	“Metadata” means any information Moreover associates with content that is harvested from a source site that is not part of the original source site content.

1.6.	“Moreover Links” means a hypertext link via a Moreover URL for a single page on a source site where a source article is published together with up to 255 characters of text from source articles and/or hypertext links such as source name and timestamp relating to a source article which are provided by Moreover for display.

1.7.	“Moreover Products” means collectively the CI-Metabase, CI-Metabase Blogs and the Moreover Links.

1.8.	“OEM Product” shall mean, collectively or individually, the OEM products identified in Exhibit A.

2.	License Grant.

2.1.	Moreover Links License. Subject to the terms, conditions, and restrictions of this Agreement, Moreover hereby grants to OEM a nonexclusive, worldwide, nontransferable license during the term of this Agreement (i) to integrate the Moreover Products with OEM Products to create Bundled Products which may be licensed to OEM’s customers and resellers; (ii) to distribute the Moreover Links to OEM’s customers and resellers only as part of Bundled Products, in accordance with the terms of this Agreement; and (iii) to reproduce the Moreover Products only as necessary to exercise the rights granted in the preceding clauses (i) and (ii). OEM shall have no right to sublicense any of these rights or licenses to any third party except that OEM may sublicense to its resellers the right to distribute OEM’s Bundled Products but not the right to modify such Bundled Products. OEM shall have no right to use, license, distribute or otherwise transfer the Moreover Products other than those rights specifically granted hereunder.

2.2.	Bundling Requirement. OEM’s distribution of the Moreover Links shall only be integrated with, and incidental to, OEM’s distribution of OEM Products, which shall constitute the principal value to OEM’s customers. OEM is not authorized to distribute the Moreover Links as stand-alone products. In creating and distributing OEM Products hereunder, OEM shall integrate the CI-Metabase and CI-Metabase Blogs such that the Moreover Links are delivered to OEM’s customers or resellers as a portion of a Bundled Product only and not as a separate software product or module.

2.3.	Existing Agreements. Effective as of the date that Moreover receives payment in full for all amounts due to Moreover under the Existing Agreements (the “Final Payment”), the Existing Agreements are terminated in their entirety. Upon receipt of the Final Payment, no royalties to Moreover shall accrue under the Existing Agreements after December 31, 2005. The fees set forth herein shall be for any distribution of the Moreover Products on or after January 1, 2006.

2.4.	Delivery of Codes. To the extent not yet delivered, on or before a mutually agreed delivery date, Moreover shall provide to OEM access to the CI-Metabase and CI-Metabase Blogs, for use by OEM. OEM is authorized to use the CI-Metabase and CI-Metabase Blogs only in exercising its rights pursuant to this Agreement.

2.5.	No Alteration of Codes. Upon access to the CI-Metabase and CI-Metabase Blogs, OEM is assigned a distinct identification number. OEM shall not modify or otherwise change such identification value by any means.

2.6.	Ownership. Subject only to the limited rights and licenses expressly granted to OEM in this Agreement, Moreover shall retain and own all right, title, and interest in the Moreover Products, and all intellectual property rights with respect thereto. All rights not expressly granted to OEM herein are retained by Moreover. OEM agrees not to reproduce, use, disclose, or distribute the Moreover Products except as expressly authorized in this Agreement.

3.	Fees.

3.1.	Calculation. OEM’s billing contact information is set forth in Exhibit B attached hereto. OEM shall pay Moreover the fees set forth in Exhibit C attached hereto. The fee shall not change based on the number of OEM Products that are bundled with the Moreover Products.

3.2.	Payments. All payments shall be due 30 days after receipt of invoice by OEM. OEM shall pay to Moreover interest on overdue, undisputed payments at a rate of 1.5% per month, or, if lower, the maximum rate permitted by law.

3.3.	Records; Audit Rights. OEM shall maintain complete and accurate books and records with respect to copies and distribution of the Moreover Links, or otherwise pertaining to the payment of fees hereunder until at least three (3) years after OEM’s report and payment to Moreover.

3.4.	Taxes. All payments to Moreover hereunder shall be net of all sales, use, and other taxes (except those based on Moreover’s income) which may be imposed upon such payments.

4.	Terms and Conditions.

4.1.	Term. Unless earlier terminated as set forth herein, this Agreement shall cover the distribution of Moreover Links by OEM to its customers occurring on or after January 1, 2006 and shall continue thereafter until January 2, 2007 (the “Initial Term”). OEM shall have an option to renew this Agreement for two successive one-year terms (each a “Renewal Term” and, together with the Initial Term, the “Term”); provided, however, that OEM provides Moreover with notice of its intent to renew this Agreement for a successive one year term at least ninety (90) days prior to the expiration of the Initial Term or the Renewal Term, as applicable.

4.2.	Default. If either party defaults in the performance of any of its material obligations hereunder and if any such default is not corrected within 30 days after it shall have been called to the attention of the defaulting party, in writing, by the other party, then the other party, at its option, may, in addition to any other remedies it may have, thereupon terminate this Agreement by giving written notice of termination to the other party.

In the event of default by OEM for reason of nonpayment of any undisputed amounts only, in addition to Moreover’s right to terminate this Agreement, Moreover shall be entitled, on written notice to OEM, to require that OEM immediately cease all use and distribution of the Moreover Links until this default has been fully cured.

4.3.	Termination. This Agreement may be terminated by either party, on written notice, (i) upon the institution by the other party of insolvency, receivership or bankruptcy proceedings or any other proceedings for the settlement of its debts, (ii) upon the institution of such proceedings against the other party, which are not dismissed or otherwise resolved in its favor within 90 days thereafter, (iii) upon the other party’s making a general assignment for the benefit of creditors, or (iv) upon the other party’s dissolution or ceasing to conduct business in the normal course.

4.4.	Survival. Except as otherwise set forth herein, the parties rights and obligations pursuant to Sections 1, 2.7, 3, 5, 6, 7, 8, 9 and 12 shall survive any termination or expiration of this Agreement.

4.5.	Effect of Termination. If this Agreement is terminated (other than by Moreover because of a breach by OEM) or expires (the “Termination Date”), then all of OEM’s rights and licenses with respect to the Moreover Products shall terminate one (1) year from the Termination Date except that OEM shall have no right to provide the Moreover Products to OEM’s or its resellers new end users, customers and clients acquired by OEM or its resellers after the Termination Date. All rights granted to OEM’s or its reseller’s end users, customers and clients existing as of the Termination Date (the “Existing End Users”) shall continue for one (1) year from the date when OEM or its resellers entered into an agreement with such Existing End Users for the Bundled Products or such other time period agreed upon by the parties, whichever is shorter, and Moreover shall continue to provide necessary support in connection with such Existing End Users. OEM shall remove the Moreover Products incorporated into the Bundled Products on the one year anniversary of the Termination Date, in accordance with OEM’s payment and other obligations pursuant to this Agreement. All copies of the CI-Metabase and CI-Metabase Blogs and related documentation in OEM’s possession shall be, at Moreover’s option, promptly returned to Moreover or destroyed, and in the event of destruction, OEM shall confirm such destruction in writing.

5.	Infringement Indemnity.

5.1.	Indemnity. Moreover, at its expense, will defend and hold OEM and its directors, officers and employees harmless against any third party claim or action brought against them to the extent based on a claim that the Moreover Products, as supplied by Moreover and when used as provided for by this Agreement, infringes any third party copyright, trade secret, or patent. In the event of such claim or action, OEM shall notify Moreover in writing promptly upon becoming aware of such claim or action, and shall provide reasonable assistance upon Moreover’s request. Moreover shall be entitled to assume control of the defense or settlement of such action, suit, claim or demand, provided that (i) OEM shall be entitled to participate in the defense of such matter and to employ counsel of its own choosing and at its own expense to assist in the handling of such matter, and (ii) Moreover shall obtain the prior written approval of OEM, which approval shall not be unreasonably withheld or delayed, before entering into any settlement of such matter or ceasing to defend against such matter. Moreover shall have no liability if the alleged infringement is caused by any modification or combination of the Moreover Products with the OEM Products or other non-Moreover equipment, programs or data, where the Moreover Products alone would not have given rise to the claim.

5.2.	Moreover Options. In the event of an infringement action against OEM with respect to the Moreover Products, or in the event Moreover believes that such a claim is likely, Moreover shall be entitled, at its option but without obligation, to (i) appropriately modify the Moreover Products licensed hereunder to make them non-infringing; (ii) obtain a license with respect to the applicable third party intellectual property rights; or (iii) if neither (i) nor (ii) is commercially practicable, terminate this Agreement and OEM’s licenses hereunder, and refund to OEM any fees on a pro-rata basis.

5.3.	Entire Liability. Notwithstanding anything contained in this Agreement, the foregoing states Moreover’s entire liability and OEM’s sole remedy for actual or alleged infringement of intellectual property rights.

6.	Warranty Disclaimer.

MOREOVER PROVIDES NO WARRANTY, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, AND SPECIFICALLY DISCLAIMS ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THIS AGREEMENT, INCLUDING WITHOUT LIMITATION WITH RESPECT TO THE MOREOVER PRODUCTS, WHICH ARE PROVIDED “AS IS”.

7.	Limitation of Liability.

EXCEPT AS PROVIDED FOR IN SECTION 6, IN NO EVENT SHALL EITHER PARTY’S LIABILITY ARISING OUT OF THIS AGREEMENT EXCEED THE AMOUNTS RECEIVED BY MOREOVER FROM OEM HEREUNDER. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR COSTS OF SUBSTITUTE PRODUCTS OR SERVICES. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR LOST PROFITS OR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, OR INDIRECT DAMAGES, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, ARISING OUT OF THIS AGREEMENT, EVEN IF THE PARTY HAS BEEN WARNED OF THE POSSIBILITY OF SUCH DAMAGES. OEM ACKNOWLEDGES AND AGREES THAT THE PRICE TO OEM IS BASED IN PART UPON THESE LIMITATIONS, AND FURTHER AGREES THAT THESE LIMITATIONS SHALL APPLY NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

8.	Confidentiality.

8.1.	Confidential Information. As used in this Agreement, the term “Confidential Information” shall mean any information disclosed by one party to the other party pursuant to this Agreement which is in written, graphic, machine readable or other tangible form and is marked “Confidential”, “Proprietary” or in some other manner to indicate its confidential nature. Confidential Information may also include oral information disclosed by one party to the other party pursuant to this Agreement, provided that such information is designated as confidential at the time of disclosure and is reduced to writing by the disclosing party within a reasonable time (not to exceed 30 days) after its oral disclosure, and such writing is marked in a manner to indicate its confidential nature and delivered to the receiving party.

8.2.	Confidentiality. Each party shall treat as confidential all Confidential Information of the other party, shall not use such Confidential Information except as set forth herein, and shall use reasonable efforts not to disclose such Confidential Information to any third party. Without limiting the foregoing, each of the parties shall use at least the same degree of care which it uses to prevent the disclosure of its own confidential information of like importance to prevent the disclosure of Confidential Information disclosed to it by the other party under this Agreement. Each party shall promptly notify the other party of any actual or suspected misuse or unauthorized disclosure of the other party’s Confidential Information.

8.3.	Exceptions. Notwithstanding the above, neither party shall have liability to the other party with regard to any Confidential Information of the other party which the receiving party can prove:

8.3.1.	was in the public domain at the time it was disclosed or has become in the public domain through no fault of the receiving party;

8.3.2.	was known to the receiving party, without restriction, at the time of disclosure, as demonstrated by files in existence at the time of disclosure;

8.3.3.	is disclosed with the prior written approval of the disclosing party;

8.3.4.	was independently developed by the receiving party without any use of the Confidential Information;

8.3.5.	becomes known to the receiving party, without restriction, from a source other than the disclosing party without breach of this Agreement by the receiving party and otherwise not in violation of the disclosing party’s rights; or

8.3.6.	is disclosed generally to third parties by the disclosing party without restrictions similar to those contained in this Agreement.

8.4.	In addition, the receiving party shall be entitled to disclose the other party’s Confidential Information to the extent such disclosure is required by order or requirement of a court, administrative agency, or other governmental body; provided, however, that the receiving party shall provide prompt notice thereof to the disclosing party to enable the disclosing party to seek a protective order or otherwise prevent or restrict such disclosure.

9.	General.

9.1 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Virginia, without reference to conflict of laws principles.

9.2 Forum Selection. All disputes arising out of this Agreement shall be subject to the exclusive jurisdiction of the state courts located in Fairfax County and federal courts located in the Eastern District of the Commonwealth of Virginia, and the parties agree and submit to the personal and exclusive jurisdiction and venue of these courts.

9.3 Indemnification of Moreover. Except for intellectual property infringement claims with respect to the Moreover Products, OEM agrees to indemnify and hold Moreover harmless against any liability, or any litigation cost or expense (including attorneys’ fees), arising out of third party claims against Moreover as a result of OEM’s use or distribution of the Moreover Products.

9.4 Partial Invalidity. If any provision in this Agreement shall be found or be held to be invalid or unenforceable in any jurisdiction in which this Agreement is being performed, then the meaning of said provision shall be construed, to the extent feasible, so as to render the provision enforceable, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect. In such event, the parties shall negotiate, in good faith, a substitute, valid and enforceable provision which most nearly effects the parties’ intent in entering into this Agreement.

9.5 Independent Contractors. The parties hereto are independent contractors. Nothing contained herein or done in pursuance of this Agreement shall constitute either party the agent of the other party for any purpose or in any sense whatsoever, or constitute the parties as partners or joint venturers. OEM shall make no representations or warranties on behalf of Moreover with respect to the Moreover Links.

9.6 Modification. No alteration, amendment, waiver, cancellation or any other change in any term or condition of this Agreement shall be valid or binding on either party unless the same shall have been mutually assented to in writing by both parties.

9.7 Waiver. The failure of either party to enforce at any time any of the provisions of this Agreement, or the failure to require at any time performance by the other party of any of the provisions of this Agreement, shall in no way be construed to be a present or future waiver of such provisions, nor in any way affect the right of either party to enforce each and every such provision thereafter. The express waiver by either party of any provision, condition or requirement of this Agreement shall not constitute a waiver of any future obligation to comply with such provision, condition or requirement.

9.8 Assignment. Neither party shall assign any of its rights, obligations, or privileges (by operation of law or otherwise) hereunder without the prior written consent of the other party, provided that either party may assign its rights under the Agreement in the event of merger, reorganization or acquisition of all or substantially all of its assets. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Any attempted assignment in violation of this section shall be void.

9.9 Notices. Any notice required or permitted to be given by either party under this Agreement shall be in writing and shall be personally delivered or sent by commercial courier service (e.g., DHL), or by first class mail (certified or registered if available), or by telecopy confirmed by first class mail (registered or certified if available), to the other party at its address first set forth above, or such new address as may from time to time be supplied hereunder by the parties hereto. If mailed, notices will be deemed effective 5 working days after deposit, postage prepaid, in the mail.

10.	Export Regulations. OEM hereby acknowledges that the Moreover Links and/or the CI-Metabase and/or the CI-Metabase Blogs may be subject to United States export controls, pursuant to the U.S. Export Administration Regulations. OEM shall comply with all applicable provisions of the Export Administration Regulations, and shall not export, reexport, transfer, divert or disclose, directly or indirectly, including via remote access, the Moreover Links and/or the CI-Metabase and/or the CI-Metabase Blogs, any confidential information contained or embodied in the Moreover Links and/or the CI-Metabase and/or the CI-Metabase Blogs, or any direct product thereof, except as authorized under the Export Administration Regulations.

11.	Force Majeure. Notwithstanding anything else in this Agreement, and except for the obligation to pay money, no default, delay or failure to perform on the part of either party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due to causes beyond reasonable control of the party charged with a default, including, but not limited to, causes such as strikes, lockouts or other labor disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, epidemics, war, embargoes, severe weather, fire, earthquakes, acts of God or the public enemy, nuclear disasters, or default of a common carrier.

12.	No Third Party Beneficiaries. Unless otherwise expressly provided, no provisions of this Agreement are intended or shall be construed to confer upon or give to any person or entity other than Moreover and OEM any rights, remedies or other benefits under or by reason of this Agreement.

13.	Compliance with Laws. Moreover and OEM shall comply with all applicable laws and regulations applicable to its or their activities under this Agreement.

14.	Entire Agreement. The terms and conditions herein contained, including all exhibits hereto, constitute the entire agreement between the parties and supersede all previous agreements and understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof. The terms and conditions of this Agreement shall automatically apply to each transaction between the parties contemplated by this Agreement notwithstanding any additional or different terms and conditions of any ordering document or other instrument submitted by OEM, which terms and conditions shall be void and of no effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by duly authorized officers or representatives as of the date first above written.

MOREOVER TECHNOLOGIES, INC.	VOCUS, INC.

By:	By:

Print Name:	Print Name:

Title:	Title:

EXHIBIT A

OEM Product Information

The OEM Product is current and future versions of hosted software and data. While the exact features and configuration of the OEM Product varies depending on the version and the target market, most of the following features are offered in all versions of the OEM Product:

1.	Stores copies or links to copies of content (which content may include but is not limited to print, broadcast, and online news stories, blogs, press releases, financial documents, videos, business intelligence, reference data, and other text, graphical and multimedia information) and meta data about said content, in a database.

2.	Enables users to view, sort, group, annotate and otherwise manage and manipulate the stored content.

3.	Creates text and graphical reports and analyses of the stored content and meta data.

4.	Enables users to print, email, fax, post to web sites and otherwise reproduce and distribute the stored content, meta data and reports.

The OEM Product shall be modified, configured and branded for various target markets. The product shall be marketed and/or co-marketed by Vocus and its resellers under various brand names belonging to Vocus and/or such resellers.

EXHIBIT B

OEM Billing Contact Information

Company Name:	Vocus, Inc.
Billing Contact Name:	Accounts Payable
Title:

Address:	4296 Forbes Blvd

Lanham, MD 20706

Phone:	301-459-2590

Fax:	301-459-2827

Email:	tbender@vocus.com
Purchase Order (PO) Number (if required):	N/A

Exhibit C

Fees

1.	OEM shall pay Moreover an amount equal to Three Hundred Thousand Dollars ($300,000.00) for the Initial Term in quarterly installments of $75,000. Payments shall be due within thirty (30) days of the end of each quarter.

2.	In the event that OEM exercises its option to renew this Agreement for a second successive term in accordance with Section 4 therein, then OEM shall pay Moreover an amount equal to Three Hundred Sixty Five Thousand Dollars ($365,000.00) in quarterly installments of $91,250. Payments shall be due within thirty (30) days of the end of each quarter.

3.	In the event that OEM exercises its option to renew this Agreement for a third successive term in accordance with Section 4 therein, then OEM shall pay Moreover an amount equal to Four Hundred Ten Thousand Dollars ($410,000.00) in quarterly installments of $102,500. Payments shall be due within thirty (30) days of the end of each quarter.